November 7, 2005
Mr. Stephen Krikorian
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Re:	The Reynolds and Reynolds Company (File no. 001-10147)
Form 10-K: For the Year Ended September 30, 2004
Form 10-Q: For the Quarterly Period Ended December 31, 2004
Form 10-Q: For the Quarterly Period Ended March 31, 2005
Form 10-Q: For the Quarterly Period Ended June 30, 2005
Dear Mr. Krikorian,
During the telephone discussions on November 4, between Mr. Thomas Ferraro, Senior Staff Accountant, and Mr. John Huber of Latham & Watkins, LLP, counsel to The Reynolds and Reynolds Company (the “Company”), Mr. Huber advised the SEC Staff that the Company had been delayed in providing its response to the Staff on November 4, 2005 because of the following: (i) the Company is gathering additional information and performing additional analysis with respect to its determination regarding vendor-specific objective evidence (VSOE) of fair value for post-contract customer support (PCS); and (ii) determining whether applying an aggregate convention to record revenues from delivery of hardware and software, installation and training would be materially the same as accounting for each transaction individually.
Given these issues, the Company expects that it will be able to provide a white paper describing its revenue recognition policy and any changes to its revenue recognition policy, with a macro level discussion of the estimated effects of any such changes, on November 21, 2005. While the SEC Staff is reviewing the white paper, the Company will quantify the specifics of the ultimate effects of any such changes to the SEC Staff and submit the specific analysis to the SEC Staff.

Mr. Huber also informed the SEC Staff that the Company expects to have a change with regard to hardware revenue and cost; while this change deals with one-time revenue, rather than all revenue, the amount of such change has not yet been determined. During his conversations with the SEC Staff, Mr. Huber stated that if a determination is made that the Company’s financial statements cannot be relied upon because of a revenue recognition issue or restatement, the Company will timely file a second Current Report on Form 8-K regarding Item 4.02(a) under Form 8-K and promptly disclose the nature of the revenue recognition issue or restatement in a press release. This letter confirms Mr. Huber’s statements to the SEC Staff.
Please be advised that Mr. Huber will call Mr. Ferraro on November 10, 2005 (instead of November 11th which is a federal holiday) and November 18, 2005 to apprise the SEC Staff of the status of these matters.
Sincerely,

/s/ Joyce Murty
Joyce Murty
Senior Corporate Counsel
Mr. Craig Wilson, Senior Assistant Chief Accountant
Mr. Thomas Ferraro, Senior Staff Accountant
Mr. Christopher White, Staff Accountant
Mr. John Huber, Latham & Watkins

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